Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2018
Earnings from Continuing Operations	$1,127
Add (deduct):
Taxes on earnings	81
Capitalized interest cost, net of amortization	(7)
Noncontrolling interests	13

Earnings from Continuing Operations, as adjusted	1,214

Fixed Charges:
Interest on long-term and short-term debt	437
Capitalized interest cost	16
Rental expense representative of an interest factor	66

Total Fixed Charges	519

Total adjusted earnings available for payment of fixed charges	$1,733

Ratio of earnings to fixed charges	3.3

NOTE:   For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.